GelTech Solutions, Inc.
1460 Park Lane South, Suite 1
Jupiter, FL 33458
(561) 427-6144

October 28, 2010

VIA EDGAR & FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	GelTech Solutions, Inc.
Request for Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

GelTech Solutions, Inc., a Delaware corporation (the “Company”), pursuant to Rule 477 promulgated under the Securities Act of 1933, respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-169749).  The Company requests that the SEC consent to this application on the grounds that the withdrawal of the Registration Statement is in the best interests of the Company’s stockholders and consistent with the public interest and the protection of investors.  There have been no securities sold in connection with this Registration Statement.

If you have any questions regarding this request, please contact the Company’s legal counsel, Michael D. Harris of Harris Cramer LLP at (561) 689-4441.
Sincerely yours,

/s/ Michael Cordani
Michael Cordani
Chief Executive Officer